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                                                                 EXHIBIT 12.1

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the historical ratio of earnings to fixed changes (Dollars in thousands):

                                             Years ended December 31,
                                 ---------------------------------------------
                                   1992      1993    1994(a)    1995     1996
                                 -------   -------   -------  -------  -------
Earnings:
 Income (loss) before non-
  recurring and extraordinary
  items......................... $(1,620)  $(1,062)  $ 2,158  $ 1,739  $  (192)
 Add: Interest expense..........   5,355     5,943     7,541   13,057   17,200
  Loan Cost amortization........      43        85       623    1,009    1,211
 Minority interest in losses of
  combined partnerships.........    (646)     (492)      -       -        -
                                 -------   -------   -------  -------  -------
                                 $ 3,132   $ 4,474   $10,322  $15,805  $18,219
Fixed changes:
 Interest incurred.............. $ 5,355   $ 5,943   $ 7,541  $13,057  $17,200
 Loan cost amortization.........      43        85       623    1,009    1,211
                                 -------   -------   -------  -------  -------
                                 $ 5,398   $ 6,028   $ 8,164  $14,066  $18,411
Ratio of earnings to fixed
 charges........................                        1.26     1.12
                                                     =======  =======
Deficiency in earnings available
 to cover fixed changes......... $ 2,266   $ 1,554                     $   192
                                 =======   =======                     =======

(a) Includes the operations of the Company from February 18, through December 31, 1994 and the Predecessor Multifamily and Industrial Operations prior to February 18, 1994.